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        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 29, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

(Including the Associated Rights to Purchase
Series A Junior Participating Preferred Stock)

of

KOSAN BIOSCIENCES INCORPORATED

at

$5.50 Net Per Share

by

KB ACQUISITION CORP.

a Wholly-Owned Subsidiary

of

BRISTOL-MYERS SQUIBB COMPANY

        KB Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), offers to purchase all outstanding shares of common stock, par value $0.001 per share, including all rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Kosan Biosciences Incorporated, a Delaware corporation (the "Company"), at a price of $5.50 per Share, net to the seller in cash, less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (such offer, the "Offer").

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 25, 2008, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 28, 2008 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        The term "Minimum Tender Condition" is defined in Section 16 ("Certain Conditions of the Offer") of the Offer to Purchase and generally requires that the number of Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, if any, represent at least a majority of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options, restricted stock units and any other rights to acquire Shares on the date of determination). The Offer is also subject to other important conditions set forth in the Offer to Purchase.

        The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged (the "Merger") with and into the Company with the Company continuing as the surviving corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser, all of which shall be canceled and retired and shall cease to exist, and (ii) Shares owned by the Company's stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $5.50 (or any greater per Share price paid in the Offer) net in cash without interest.

        The Board of Directors of the Company has (i) approved and declared advisable the Merger Agreement and the Stockholder Agreement, dated as of May 28, 2008, by and among Parent, the Purchaser and the executive officers and directors of the Company (the "Stockholder Agreement"), the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company's stockholders and (iv) recommended that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Mellon Investor Services LLC (the "Depositary") of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

        The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, June 25, 2008 (which is the end of the day on June 25, 2008), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires.

        The Merger Agreement provides that the Purchaser may, in its discretion, without the consent of the Company, (i) extend the Offer on one or more occasions for any period ending no later than August 28, 2008 or, if extended in accordance with the terms of the Merger Agreement, November 28, 2008 (the "Termination Date"), if on any then-scheduled expiration date of the Offer any of the conditions of the Offer shall not be satisfied, until such time as such conditions are satisfied or waived and (ii) extend the Offer for any period ending no later than the Termination Date required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer. The Merger Agreement further provides that if not all of the conditions of the Offer are satisfied or, in the Purchaser's sole discretion, waived on any then-scheduled expiration date of the Offer, then, provided that all such conditions are reasonably capable of being satisfied by the Termination Date and subject to the rights of Parent under the termination provisions of the Merger Agreement, the Purchaser shall extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, for an aggregate period of time ending no later than the Termination Date that Parent reasonably believes is necessary for such conditions to be satisfied, until such time as such conditions are satisfied; provided, however, that the Purchaser shall not be required to extend the Offer beyond the Termination Date. Following the Purchaser's acceptance of and payment for Shares tendered in the Offer, the Purchaser may, without the consent of the Company, elect to provide for a "subsequent offering period" (a "Subsequent Offering Period") in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 27, 2008. If the initial offering period has expired and the Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

        The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokerage Firms, Please Call:
(212) 269-5550
Stockholders and All Others Call Toll-Free
(888) 605-1957

The Dealer Manager for the Tender Offer is:
Eleven Madison Avenue
New York, NY 10010-3629

(888) 537-0427 (Call Toll-Free)

May 29, 2008

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Notice of Offer to Purchase for Cash